SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-12579

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT
SAVINGS PLAN

(Full Title of the Plan)

OGE ENERGY CORP.
321 North Harvey
P. O. Box 321
Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address
of its principal executive office)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the OGE Energy Corp.
Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Benefits Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information certified by the trustee and presented in the schedule of assets held for investment purposes does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Arthur Andersen LLP

Oklahoma City, Oklahoma,
May 24, 2001

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2000 AND 1999

	2000	1999
INVESTMENTS (AT MARKET VALUE):		
Investments in common stock	$ 154,693,733	$ 120,318,332
Investments in mutual funds	116,809,022	122,986,742
Investments in common collective trust	21,498,012	23,041,255
Participant loans	9,757,363	10,498,039
Total investments	302,758,130	276,844,368
DIVIDENDS RECEIVABLE	2,084,916	2,089,332
Net assets available for benefits	$ 304,843,046	$ 278,933,700

The accompanying notes are an integral part of these financial statements.

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

```
ADDITIONS:
Investment income:
  Dividends                                      $   18,841,667
  Interest on loans                                     914,693

Unrealized appreciation (depreciation)
 in market value of investments:
  Common stocks                                      32,719,166
  Mutual funds                                      (22,645,682)

Contributions:
  Participants                                       12,542,618
  Company                                             4,638,702

Realized gain (loss) on sale or distribution
 of investments:
  Common stocks                                       1,923,592
  Mutual funds                                          (368,447)
                                                   ---------------
    Total additions                                  48,566,309
                                                   ---------------


DEDUCTIONS:
Distributions to participants                       (22,591,795)
Administrative expenses                                 (65,168)
                                                   ---------------
    Total deductions                                (22,656,963)
                                                   ---------------


NET INCREASE IN NET ASSETS AVAILABLE FOR
 BENEFITS                                            25,909,346

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 278,933,700
                                                   ---------------
  End of year                                    $  304,843,046
                                                   ===============
```

   The accompanying notes are an integral part of this financial statement.

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

1. <u>DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES</u>:

The OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the "Plan"), originally the Oklahoma Gas and Electric Company Employees' Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company ("Fidelity") serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the Trust.

By OGE Energy Corp.'s Board action taken July 15, 1998, the Oklahoma Gas and Electric Company Employees' Stock Ownership Plan (the "ESOP") was merged into the OGE Energy Corp. Employees' Retirement Savings Plan effective October 1, 1998. The name of the surviving plan was changed to the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan. The ESOP has been frozen since 1986. Therefore, since it was frozen no contributions have been made to the ESOP and no new participants have entered the ESOP. All participants of the ESOP are fully vested in the amounts allocated to their accounts. The merged Plan implements a Dividend Pass-Through Program in which dividends allocable to shares of OGE Energy Corp. (the "Company") stock allocable to assets of the ESOP are paid in cash to participants by the Trustee. Dividend pass through is optional for other shares of Company stock held in participant accounts under the Plan.

Participation in the Plan is voluntary. Each regular full-time employee shall be eligible to participate in the Plan. All other employees are eligible to become participants in the Plan after completing one year of service as defined in the Plan. Participants may contribute any whole percentage between 2% and 19% (15% prior to July 1, 2000) of their compensation, as defined in the Plan. Contributions of up to the first 6% of compensation are called "Regular Contributions," and any contributions over 6% of compensation are called "Supplemental Contributions." Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as a salary reduction contribution under Section 401(k) of the Internal Revenue Code. Under Section 401(k) of the Internal Revenue Code, the portion of the participant's compensation that is contributed as a salary reduction contribution and referred to in the Plan as a "Tax-Deferred Contribution" will not be subject to Federal income tax until such portion is withdrawn or distributed from the Plan. Participant contributions to the Plan are made each pay period.

Participants can direct that all of their contributions be invested in multiples of 1% in any one or all of the fourteen investment options available.

The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are carried at market value determined from quoted market prices when available or at contract value for investments contracts (See Note 4). Realized gains/losses on sales or dispositions and appreciation/depreciation of plan assets included in the statements of changes in net assets available for benefits are based on the change in market value of the assets at the beginning of the plan year or at the time of purchase during the year.

-2-

The Company contributes to the Plan each pay period on behalf of each participant an amount equal to 50% of the participant's Regular Contribution for participants whose employment or re-employment date, as defined in the Plan, occurs before February 1, 2000 and have less than 20 years of service, as defined in the Plan, and an amount equal to 75% of the participant's Regular Contribution for participants whose employment or re-employment date occurs before February 1, 2000 and have 20 or more years of service. For participants whose employment or re-employment commencement date occurs on or after February 1, 2000, the Company shall contribute 100% of the Regular Contributions deposited during such month by such participant. No Company contributions are made with respect to the participant's Supplemental Contribution or with respect to a participants contributions based on overtime, pay-in-lieu of overtime for exempt personnel and special lump sum merit or recognition awards included in compensation for determining the amount of participant contributions after July 1, 2000. The Company's contribution can be made either in cash or in shares of the Company's common stock.

Participants' Regular and Supplemental Contributions are fully vested and non-forfeitable. Participants gradually vest in their allocated share of Company contributions over a seven-year period. After three years of service with the Company, participants become 30% vested in their Company contribution account, vest an additional 10% upon the completion of the following year, and 20% for each subsequent year of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company Retirement Plan, in the event of their termination due to death or permanent disability, or upon attainment of age 65 while employed by the Company.

Forfeitures of the non-vested Company's contributions resulting from termination of employment are used to reduce the Company's contributions. During 2000, there were no material forfeitures that were used to reduce employer contributions. At December 31, 2000 and 1999, there were no material forfeited and unallocated assets. Forfeitures will be reinstated if the participant is re-employed by the Company within five years.

The Plan is a qualified plan under provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, dated March 1, 2000. However, the Company is of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes the Plan is qualified and continues to be tax-exempt. Participants on whose behalf Company contributions are made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a distribution, pursuant to the terms of the Plan. The taxation of income earned on Plan assets attributable to participants' contributions to the Plan is also deferred until distribution is made. The amount of income taxes applicable to the participants or their beneficiaries upon distribution is prescribed by the Internal Revenue Code and is dependent upon the method of distribution.

The Plan is administered by a committee (the "Benefits Committee") appointed by the Benefits Oversight Committee. The Benefits Oversight Committee shall consist of at least two (2) members appointed by the Board of Directors of the Company. Certain expenses of administering the Plan are expected to be paid by the participants. Participants' accounts are charged five dollars annually for administrative expenses. In addition, participants exercising the loan option are charged thirty-five dollars for loan setup and fifteen dollars annually for maintenance. All other administrative expenses are paid by the Company.

-3-

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors or the Company's Benefits Oversight Committee, as provided in the Plan. If the Plan is terminated for any reason, the interests of all affected participants will be fully vested, and the Benefits Committee will direct that the participants' account balances be distributed as soon as administratively feasible. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2. LOANS TO PARTICIPANTS:

The maximum amount which a participant may borrow is the lesser of $50,000 or 50% of the participant's allocated vested share of the Plan assets. The loans are secured by the participant's vested account balance. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, when the loan is repaid, the interest on the loan is credited to the participant's account in the Plan.

The interest rate is equal to the "prime rate," as published in the *Wall Street Journal* on the first business day of the month, plus 1%. The range for interest rates was 7.0% to 10.5% during 2000.

If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution.

```
    Loan activity for 2000 was as follows:

         Balance at beginning of year          $10,498,039
              New loans                           4,230,400
              Repayment of Principal            (4,971,076)
                                                ------------
         Balance at end of year                $ 9,757,363
                                                ============

    Interest applicable to these loans during 2000 was $914,693.
```

3. AMOUNTS DUE TO PARTICIPANTS:

As of December 31, 2000, there were no participants that had terminated and requested a distribution and had not received payment of the distribution. As of December 31, 1999, participants whose accounts represented $53,511 (4,507.26 shares) have withdrawn from participation in the earnings and operations of the Plan and were distributed these amounts subsequent to the end of the period.

4. INVESTMENTS:

Investments of Company common stock in the OGE Energy Corp. Common Stock Fund at December 31, 2000 and 1999, of $154,693,733 and $120,318,332, respectively, are carried at market value ($24.44 per share and $19.00 per share at December 31, 2000 and 1999, respectively) and are comprised of 6,329,530.81 and 6,332,543.79 shares, respectively.

At December 31, 2000, the participant-directed amount included in the Plan totaled $238,254,624. Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

-4-

	December 31,	
	2000	1999
Net Assets:		
Common stock	$ 66,588,422	$ 51,618,912

	Year Ended December 31, 2000
Changes in Net Assets:	
Contributions	$ 3,509,079
Dividends	3,502,800
Net appreciation on investments	14,542,733
Loan activity, net	220,978
Distributions to participants	(5,499,360)
Transfers to participant-directed investments	(1,306,720)
Total increase in net assets	$ 14,969,510

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2000	1999
OGE Energy Corp. Common Stock	$ 66,588,422*	$ 51,618,912*
OGE Energy Corp. Common Stock	88,105,311	68,699,420
Fidelity Asset Manager: Growth	19,929,693	24,577,326
Fidelity Managed Income Portfolio	21,498,012	23,041,255
Fidelity Contrafund	21,464,393	24,134,150
Fidelity Growth & Income Portfolio	18,742,747	23,808,949
Fidelity Blue Chip Growth Fund	27,224,094	28,285,401

* Non participant-directed

The Fidelity Managed Income Portfolio investment option is a common collective trust that invests in various investment contracts. This investment option is fully benefit-responsive and is, therefore, recorded at contract value in the accompanying statements of net assets available for benefits. Contract value represents the principal balance of the fund, plus accrued interest at the stated contract rate, less payments received and contract charges by the fund manager. The crediting interest rate is based on the average rates of the underlying investment contracts. The average yield of this fund for the years ended September 30, 2000 and 1999, the Portfolio's fiscal year-end, was 5.86% and 5.52%, respectively. The crediting interest rate of this fund at September 30, 2000 and 1999, was 5.80% and 5.51%, respectively. The fair value of the fund approximates contract value at December 31, 2000.

5. PLAN AMENDMENTS:

Effective February 1, 2000, the Plan was amended to provide that for participants whose employment or re-employment commencement dates occurs on or after February 1, 2000, the Company shall contribute

-5-

100% of the Regular Contributions deposited during such pay period by such participant, provided that the amount of employee contributions (that the Company will match) shall not exceed 6% of the participant's compensation.

The Plan also was amended effective July 1, 2000, to add the INVESCO Dynamics Fund and Spartan Total Market Index Fund. Additionally, the definition of "compensation" (as it is used to determine eligible employee contributions but not Company contributions) was expanded to include overtime payments, pay in lieu of overtime for exempt personnel and special lump-sum recognition and merit awards. Finally, the maximum employee contribution percentage was increased from 15% to 19% of compensation.

The Plan was amended, effective September 20, 2000, to revise the Plan's administrative structure by providing for a two-tiered administrative committee system with a Benefits Committee and a Benefits Oversight Committee. The Benefits Committee will have the authority to administer the Plan, while the Benefits Oversight Committee will have the authority to appoint and remove the members of the Benefits Committee and make certain amendments to the Plan.

During 2000, there were other additional amendments to the Plan. These amendments provided for the withdrawal of amounts in the OGE DB Rollover Account which are attributable to employee contributions transferred from the Oklahoma Gas and Electric Company Retirement Plan and did not have a significant effect on the Plan's operations.

6. <u>HISTORICAL COST INFORMATION</u>:

Disclosure of historical cost information with regard to certain plan investments is required to be presented in the schedule of assets held for investment purposes (Schedule I) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Due to the record-keeping system maintained by the trustee, certain historical cost information cannot be provided.

7. <u>SUBSEQUENT EVENTS</u>:

Effective January 1, 2001, Section 2.20 of the Plan, entitled "Fiduciaries," was amended by adding the following sentence at the end thereof: "For the sole purpose of voting shares of Company Stock allocated to Participant accounts, the term 'Fiduciaries' shall also mean Participants who exercise such voting rights." Additionally, Section 8.6, entitled "Participant Voting Rights," is amended by deleting the sentence that reads, "The Trustee shall not vote any allocated shares as to which no such directions are received[,]" and by inserting in its place the following: "In the absence of Participant direction, the Trustee shall vote such allocated shares of Company Stock in the same proportion as shares for which Participant directions have been received."

Schedule I

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 73-1481638
AS OF DECEMBER 31, 2000

(a)*	(b) Issuer	(c) Description of Investment	(d) Cost	(e)Market Value
*	OGE Energy Corp.	Common stock, $0.01 par value	(f)	$ 66,588,422**
*	OGE Energy Corp.	Common stock, $0.01 par value		88,105,311
*	Fidelity Mgmt. Trust Co.	Asset Manager, mutual fund		10,684,263
*	Fidelity Mgmt. Trust Co.	Asset Manager: Growth, mutual fund		19,929,693
*	Fidelity Mgmt. Trust Co.	Asset Manager: Income, mutual fund		2,529,755
*	Fidelity Mgmt. Trust Co.	Managed Income Portfolio, common collective trust		21,498,012
*	Fidelity Mgmt. Trust Co.	Contrafund, mutual fund		21,464,393
*	Fidelity Mgmt. Trust Co.	Growth and Income Portfolio, mutual fund		18,742,747
*	Fidelity Mgmt. Trust Co.	Blue Chip Growth Fund, mutual fund		27,224,094
	PIMCO	Total Return Administrative, mutual fund		1,140,551
	PBHG	Growth, mutual fund		9,877,663
	Templeton	Foreign I, mutual fund		1,744,693
	Invesco	Total Return, mutual fund		555,321
	Invesco	Dynamics Fund: Growth, mutual fund		2,450,580
	Spartan	Total Market Index Fund, mutual fund		465,269
*	Plan participants	Participant Loans, interest rates from 7.0% to 10.5%	$ 9,757,363	9,757,363
	Total investments			$ 302,758,130

   * Party in interest
  ** Non participant-directed investment
  (f) Historical cost information could not be obtained from the Plan's Trustee

SIGNATURES

The undersigned consist of the members of the Benefits Committee having the responsibility for the administration of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 25th day of June 2001.

```
                         OGE ENERGY CORP.
                         EMPLOYEES' STOCK OWNERSHIP
                           AND RETIREMENT SAVINGS PLAN


                         By       /s/ Irma B. Elliott
                             -----------------------------------
                                      Irma B. Elliott
                                      Chairman


                         By       /s/ Donald R. Rowlett
                             -----------------------------------
                                      Donald R. Rowlett
                                      Member


                         By       /s/ Dale P. Hennessy
                             -----------------------------------
                                      Dale P. Hennessy
                                      Member


                         By       /s/ Patricia D. Horn
                             -----------------------------------
                                      Patricia D. Horn
                                      Member


                         By       /s/ Wayne O. Beasley
                             -----------------------------------
                                      Wayne O. Beasley
                                      Member


                         By       /s/ Melvin H. Perkins, Jr.
                             -----------------------------------
                                      Melvin H. Perkins, Jr.
                                      Member
```

```
                          EXHIBIT INDEX


  Exhibit No.                    Description
  -----------      ----------------------------------------

  1.01             Consent of Independent Public Accountants
```

<u>Exhibit 1.01</u>

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated May 24, 2001, included in the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan Form 11-K for the year ended December 31, 2000, into the previously filed Post-Effective Amendment No. 2-A to Registration Statement No. 33-61699 and Post-Effective Amendment No. 2-B to Registration Statement No. 33-61699.

/s/ Arthur Andersen LLP

Oklahoma City, Oklahoma,
        June 25, 2001